SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH September 15, 2004

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations (+55 61) 415-1140 ri@brasiltelecom.com.br www.brasiltelecom.com.br/ir/

Media Relations (+55 61) 415-1378 cesarb@brasiltelecom.com.br

Free Translation

Brasil Telecom GSM Broadens Exclusive Package of Advantages

Free calls for clients who use CSC 14 and bonus in local calls for fixed-line clients

Brasília, Brazil, September 15, 2004 – BRASIL TELECOM S.A. (BOVESPA: BRTO3/BRTO4; NYSE: BTM) and BRASIL TELECOM PARTICIPAÇÕES S.A. (BOVESPA: BRTP3/BRTP4; NYSE: BRP) disclose that after announcing a tariff reduction of 45% in fixed to mobile calls, the launch of the Único prepaid card - which integrates mobile, fixed-line and public phones -, and the opening of full-service stores for customer care and sales, our wholly owned subsidiary, Brasil Telecom GSM, launches a new range of advantages to its clients, that will be valid from the beginning of the service operation in September, as informed today by the CEO of the company, Ricardo Sacramento.

There are three new advantages, valid for an indeterminate period.

Bonus every month (Bônus todo mês): a client who buys a mobile phone from Brasil Telecom GSM can choose a fixed-line number from Brasil Telecom, which will receive bonus in pulses to be used in local calls to any fixed-line, equivalent to up to 200 minutes per month.

Bumerang 14 (Bumerangue 14): each minute of long distance calls originated from a Brasil Telecom GSM phone with the CSC 14 of Brasil Telecom will be returned as bonus of local calls to any fixed-line or mobile phone from Brasil Telecom. The more the client uses the CSC 14 in long distance calls, the more it saves on local calls.

Friends All Time (Amigos toda hora): the Brasil Telecom GSM client may register up to 14 friends to whom it can call with a reduced tariff of only R$0,10 (without taxes) per minute, at any time of the day and night. The chosen numbers may be fixed-line or mobile, as long as these are from Brasil Telecom and the same area code of the mobile phone.

“We are putting into action what we announced in the last few days. That we will be launching advantages to all clients, postpaid or prepaid, with the Brasil Telecom GSM stamp “The Only One to Have”, with the objective of using all convergence made possible by our platforms and offer the best advantages to our clients”, stated Ricardo Sacramento.

Other information, please visit www.brasiltelecom.com.br.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2004

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer